Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

The following is the text of the website that is being maintained at www.dfking.com/bax in connection with the offer by Baxter International Inc. (“Baxter”) to exchange up to 13,360,527 shares of common stock of Baxalta Incorporated, which are owned by Baxter, for shares of common stock of Baxter, as described in further detail in the Prospectus (as defined below).

EXCHANGE OFFER
On April 21, 2016: Baxter International Inc. (“Baxter”) commenced an offer to exchange (the “exchange offer”) up to 13,360,527 shares of common stock (“Baxalta common stock”) of Baxalta Incorporated (“Baxalta”) in the aggregate for outstanding shares of common stock of Baxter (“Baxter common stock”) that are validly tendered and not validly withdrawn, as described in further detail in the Prospectus of Baxalta. dated May 4, 2016 (the “Prospectus”).
For each $100 of Baxter common stock tendered by a Baxter stockholder and accepted in the exchange offer, such Baxter stockholder will receive approximately S107.52 of Baxalta common stock, subject to an upper limit of 1.4026 shares of Baxalta common stock per share of Baxter common stock. The exchange offer does not provide for a lower limit or minimum exchange ratio.
The average value of the two stocks will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices, as determined by Baxter, of Baxter common stock and Baxalta common stock on the New York Stock Exchange during the three consecutive trading days ending on and including the second trading day precedmg the expiration date (currently expected to be May 18, 2016) of the exchange offer, which are currently expected to be May 12. May 13 and May 16. 2016.
This website will provide the indicative exchange ratio on each day of the exchange offer period prior to the announcement of the final exchange ratio.
The information on this website is being provided solely in connection with the exchange offer and should not be used for any other purpose. You should refer to the Prospectus for important information about the exchange offer. A copy of the Prospectus, which includes a “Questions and Answers About the Exchange Offer” section besinnms at Pase 3. and other related information are available through the links below.
Date: May 10,2016
BAX daily VWAP: $45.4318
BAX closing price: 45.50
BXLT daily VWAP: 42.7148
BXLT closing price: 42.93
Indicative exchange ratio: 1.1562x
Upper limit: 1.4026x
Upper limit in effect: No
Final exchange ratio: -

| | | BAX price | | BXLT price | | | | |
|---|---|---|---|---|---|---|---|---|
| **Day** | **Date** | **VWAP** | **Average** | **VWAP** | **Average** | **Indicative xch ratio** | **Limit in effect** | **$ BXLT per $100 BAX** |
| 1 | 4/21/2016 | $43.0729 | - | $40.9949 | - | - | - | - |
| 2 | 4/22/2016 | $43.3038 | | $41.2357 | - | - | - | - |
| 3 | 4/25/2016 | $43.5639 | 43.3135 | $41.1708 | 41.1338 | 1.1322x | No | $107.52 |
| 4 | 4/26/2016 | $44.0841 | 43.6506 | $41.1601 | 41.1889 | 1.1395x | No | $107.52 |
| 5 | 4/27/2016 | $44.2875 | 43.9785 | $40.9036 | 41.0782 | 1.1512x | No | $107.53 |
| 6 | 4/28/2016 | $44.3257 | 44.2324 | $41.2338 | 41.0992 | 1.1572x | No | $107.52 |
| 7 | 4/29/2016 | $44.2013 | 44.2715 | $41.9853 | 41.3742 | 1.1506x | No | $107.53 |
| 8 | 5/2/2016 | $44.5513 | 44.3594 | $42.1633 | 41.7941 | 1.1413x | No | $107.53 |
| 9 | 5/3/2016 | $44.4594 | 44.4040 | $42.4134 | 42.1873 | 1.1318x | No | $107.53 |
| 10 | 5/4/2016 | $45.0549 | 44.6885 | $41.5316 | 42.0361 | 1.1431x | No | $107.53 |
| 11 | 5/5/2016 | $45.2736 | 44.9293 | $41.3239 | 41.7563 | 1.1570x | No | $107.53 |
| 12 | 5/6/2016 | $45.0298 | 45.1194 | $41.0841 | 41.3132 | 1.1743x | No | $107.52 |
| 13 | 5/9/2016 | $45.2099 | 45.1711 | $42.3754 | 41.5945 | 1.1677x | No | $107.52 |
| 14 | 5/10/2016 | $45.4318 | 45.2238 | $42.7148 | 42.0581 | 1.1562x | No | $107.53 |
| 15 | 5/11/2016 | | | | | | | |
| 16 | 5/12/2016 | | | | | | | |
| 17 | 5/13/2016 | | | | | | | |
| 18 | 5/16/2016 | | | | | | | |
| 19 | 5/17/2016 | | | | | | | |
| 20 | 5/18/2016 | | | | | | | |

Prospectus

Letter of Transmittal

Notice of Withdrawal

Instruction Booklet to Letter of Transmittal

Press Release – Offer Launch

Notice of Guaranteed Delivery

Press Release - Offer Size Increase

**The information agent for the exchange offer is:**

**D.F. KING**

48 Wall Street 22nd Floor
New York, NY 10005
1-800-622-1649 (toll-free in the United States)
+1-212-269-5550 (all others outside the U.S.)

Forward-Looking Statements
The matters discussed herein that are not historical facts include forward-looking statements concerning the exchange offer, Baxter’s financial results, business development activities, capital structure, cost savings initiatives, R&D pipeline including results of clinical trials and planned product launches, and outlook for 2016. The statements are based on assumptions about many important factors, including the following, which could cause actual results to differ materially from those in the forward-looking statements: the ability to successfully complete the exchange offer on the terms or timeline currently contemplated, if at all. and achieve the intended results and satisfy conditions for the exchange offer, including the continued effectiveness of a private letter ruling from the U.S. Internal Revenue Service; demand for and market acceptance of risks for new and existing products, and the impact of those products on quality or patient safety concerns; product development risks: product quality or patient safety concerns; future actions of regulator.* bodies and other governmental authorities, including the FDA and foreign counterparts: failures with respect to compliance programs; future actions of third- parties. including payers: U.S. healthcare reform and other global austerity measures; pricing, reimbursement taxation and rebate policies of government agencies and private payers; the impact of competitive products and pricing, including generic competition, drug reimportation and disruptive technologies: global, trade and tax policies; accurate identification of and execution on business development and R&D opportunities and realization of anticipated benefits; fluctuations in supply and demand: the availability of acceptable raw materials and component supply; the inability to create timely production capacity or other manufacturing supply difficulties; the ability to achieve the intended results (including targeted margin improvements) associated with the recent separation of the biopharmaceutical and medical products businesses and the associated disposition of Baxter’s retained stake in Baxalta: the ability to enforce owned or in-licensed patents or the patents of third parties preventing or restricting manufacture, sale or use of affected products or technology: the impact of global economic conditions; fluctuations in foreign exchange and interest rates (including with respect to emerging market currencies); any change in law concerning the taxation of income, including income earned outside the United States; actions taken by tax authorities in connection with ongoing tax audits: breaches or failures of Baxter’s information techno log}- systems; loss of key employees or inability* to identify and recruit new employees; the outcome of pendmg or future litigation: the adequacy of Baxter’s cash flows from operations to meet its ongoing cash obligations and fund its investment program; and other risks identified in Baxter’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q and other U.S. Securities and Exchange Commission (:’SEC”) filings, all of which are available on Baxter’s website. Baxter does not undertake to update its forward-looking statements.
Additional Information and Where to Find It
Baxalta has filed with the SEC a registration statement on Form S-4 that includes the Prospectus. The Prospectus contains important information about the exchange offer, Baxter, Baxalta and related matters, and Baxter has delivered the Prospectus to holders of Baxter common stock. Investors and security holders are urged to read the Prospectus, and any other relevant documents filed with the SEC. when they become available and before making any investment decision. None of Baxter, Baxalta or any of their respective directors or officers or the dealer manager appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer. This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities or a recommendation as to whether investors should participate in the exchange offer. The offer will be made solely by the Prospectus.
A copy of the Prospectus and other related information are available through the links above. You may also obtain the Prospectus, and other related documents filed with the SEC, at the SEC’s Public Reference Room, located at 100 F Street, N.E., Washington, D C. 20549, and you will be able to obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You will also be able to obtain copies of the Prospectus, and other documents filed with the SEC, by mail from the SEC at the above address, at prescribed rates. The SEC also maintains a website that contains reports, proxy statements and other information that Baxter and Baxalta file electronically with the SEC. The address of that website is “http: www sec.gov”.

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